SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 2015

Commission File Number 0-28800

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DRDGOLD Limited

Off Crownwood Road
Crown Mines
South Africa, 2092

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2015, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated November 30, 2015, entitled "RESIGNATION OF COMPANY SECRETARY**".**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: November 30, 2015   By: <u>/s/ Themba Gwebu</u>
                                                Name: Themba Gwebu
                                                Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**Company**")

RESIGNATION OF COMPANY SECRETARY

In compliance with paragraph 3.59 (b) of the JSE Listings Requirements shareholders are advised that Mr Themba Gwebu has given notice of his resignation as Company Secretary of DRDGOLD with effect from 31 December 2015 to pursue his legal career.

Johannesburg
30 November 2015

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